Exhibit (c)(10)

 Preliminary Valuation Materials  February 12, 2019 DRAFT  1

 Background – The Offer  On November 9, 2018, NASCAR offers $42 per ISCA share not owned by the France Family23,550,541 ISCA shares not owned by the France FamilyTotal Implied Price: $989,122,722.00NASCAR touts $42/share offer as a premium of “14% to the 30-day volume-weighted average price per share of $36.91”Goldman Sachs reportedly “highly confident” of funding 100% of the proposed buyoutSources: November 9, 2018 8-K; 2018 10-K; James C. France Form 4, filed 10/15/2018  2

 Background – Special Committee  On or about November 9, 2018, ISC forms Special Committee to evaluate the offer and make a recommendation to the BoardDecember 14, 2018, Plaintiff, The Firemen’s Retirement System of St. Louis, files its complaint in the Florida Circuit Court, Seventh Judicial District, Volusia County2018 10-K, filed January 25, 2018, reports that Special Committee hires Dean Bradley Osborne Partners LLC to act as its financial advisor and Wachtell, Lipton, Rosen & Katz as legal counselSpecial Committee requests Plaintiff’s views on valuation  3

Executive Summary -- NASCAR's $42 Offer Significantly Undervalues the Publicly Held ISCA Shares

- On October 4, 2018, downwardly revised guidance for FY 2018 due to purported attendance "headwinds" in 4Q 2018 caused a sharp reduction in ISCA shares' market price 36 days before the $42 offer
- ISC's claims of attendance "headwinds" are overstated
  - Disclosure first appeared in 2Q 2018 10-Q, with no corresponding reduction in guidance
  - Attendance concerns for 4Q 2018 never materialized
- FY 2018 results were strong, with positive trends in revenue and net income.
- ISC's diversifying asset base has more than compensated for declines in attendance revenue, and will continue to do so
- Comparable company and precedent transaction analyses support a deal at prices significantly higher than $42 per ISCA share

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 Trading History of ISCA Shares, January 2018 - Present  NASCAR’s offer was opportunistically timed given ISCA’s market price throughout 2018Volume-Weighted Average Price January 1, 2018 – November 9, 2018 = $42.11   5

 ISC Disclosures Regarding Attendance  Going back to at least 2013, ISC has sought to improve its customer experience to increase attendance at its eventsFor example, the 2014 10-K notes ISC’s efforts to increase the number of sold-out events and otherwise “build fan engagement”Since 2014, revenue from “motorsports and other event related,” and not ticket sales, is the primary driver of ISC’s revenue growth Source: 10-Ks  6

 Motorsports and Other Event Related Revenue  According to ISC’s 10-Ks, revenue for “Motorsports and other event related” is unrelated to gate receipts: “‘Motorsports and other event related’ revenue primarily includes television and ancillary media rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks, parking and camping revenues, track rental fees and fees paid by third party promoters for management of non-motorsports events.”  7

 Motorsports and Other Event Related Revenue (cont’d)  Since 2013, revenue in this category has grown annually, and TV broadcast revenue has comprised 69% of revenue in this categoryCurrent contract for TV broadcast rights extends through 2024   8  YEAR  BROADCAST REVENUE($millions)  MOTORSPORTS RELATED TOTAL($millions)  2013  292.5  425.5  2014  302.9  433.7  2015  314.5  451.8  2016  325.1  477.1  2017  337.4  491.6  2018  350.8  508.5

Board Adopts Capital Expenditure Plan

- The Board has a $500 million capital expenditure plan for 2017-2021 (the "CapEx Plan") to attract loyal attendance and improve customer experiences
- The CapEx Plan's purpose, according to the 2018 10-K, is to fund:
  - A multi-year redevelopment project at the ISM Raceway "to elevate the fan and spectator experience" (*completed*, November 2018)
  - Renovations to the infield at the Richmond Raceway to provide "a variety of enhanced amenities for fans, teams, sponsors and other stakeholders" (*completed*, September 2018)
  - Renovations to the infield at the Talladega Superspeedway to "offer new attractions and enhanced amenities for fans, sponsors, teams and stakeholders" (*projected completion*, Fall 2019)
  - "as well as all other maintenance and guest experience capital expenditures for the remaining existing facilities"
- Through 2018, management already spent $304.9 million under CapEx Plan
- Separate initiatives include ONE DAYTONA (partially completed) and partnerships with hotel operators to develop and share revenues for properties adjacent to ISC racetracks

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CONFIDENTIAL SETTLEMENT DISCUSSION

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ISC’s FY 2018 Guidance   On January 24, 2018, management announced FY 2018 guidanceOn April 6, 2018, ISC reported positive 1Q 2018 results, and management re-affirmed FY 2018 guidanceOn July 9, 2018, ISC reported 2Q 2018 results in line with expectations and the FY 2018 outlook; the 10-Q disclosed “headwinds” related to attendance concerns, but management re-affirmed FY 2018 guidance  10

 Attendance “Headwinds”   2Q 2018 10-Q states (p.28):“In recent years, attendance at NASCAR events has faced stiff headwinds. Recent retirements of top drivers and fan favorites, inclement weather causing delay and/or postponement of events, and a general declining trend in attendance at live sporting events, among others, have attributed to this decline. We believe the aforementioned strategies aimed at improving the guest experience, while attending motorsports events at our facilities and providing guests with several options at a good value, will offset this trend in the future”Near to medium term risk factor not previously disclosed  11

 October 4, 2018 3Q Results and Guidance  Before the market opened on October 4, 2018, ISC announced 3Q 2018 results in line with expectations and the FY 2018 outlook, and downward guidance for 4Q and FY 2018 The worst-case scenario for FY 2018 became the best-case scenario:  12  FINANCIAL METRIC  January Guidance  October Guidance  Revenue (in millions)  $680 - $695  $675 - $680  Operating Margin  15.5% - 16.5%  15% - 15.5%  Diluted Earnings Per Share  $1.90 - $2.10  $1.90 - $1.95  Effective Tax Rate  26% - 27%  25% - 26%  Adjusted EBITDA (in millions)  $241.0 - $252.0  $235 - $240

 Downwardly Revised Guidance Blamed on Attendance   ISC’s 3Q 2018 10-Q repeats the prior 10-Q’s “headwinds” disclosureOn ISC’s 3Q earnings call, CFO Motto answers a question regarding the reduced guidance and the impact of attendance revenue: “our 2018 guidance includes what we’ve incurred year-to-date through the third quarter and the outlook for the fourth quarter where we have experienced some headwinds and declines in admissions”No other rationale provided regarding downward guidanceISCA share price fell from $42.26 the prior day to $35.30 on October 4   13

 FY 2018 Results Show Sold-Out 4Q Events   On January 24, 2019, ISC reported its FY 2018 results and 4Q performance: CEO Lesa France Kennedy:“We reported solid financial results for 2018”“We recognized growth in revenue and earnings driven by our long-term broadcast partnerships, successful integration of strategic investments in our facilities and benefits from lower corporate tax rates”“Our investment in ISM Raceway was unveiled in November before a sold-out crowd”“Closing out the 2018 season was the fifth consecutive sold-out Championship weekend at Homestead-Miami Speedway”“ONE DAYTONA entered the holiday season with a bustle of activity providing shoppers with weekly activities in its entertainment epicenter, Victory Circle, as well as throughout the property”  14

 FY 2018 Results Show Record Net Income, Lower Projected CapEx   FY 2018 and 4Q results, and certain future projections:Despite a 9.8% decline in admission revenues, total revenues increased to $675.0 million, from $671.4 million in 2017 Net Income jumped to a record $225.3 million, or $5.11 per diluted share, from $110.8 million, or $2.48 per diluted share in 2017A lower effective tax rate and annual tax liability due to the December 2017 Tax ActFor 2019, a projected reduction of capital expenditures from $159.8 million to between $95 and $115 million“At stabilization in fiscal 2020, we expect this first phase of ONE DAYTONA and the Shoppes to deliver a combined incremental annual revenue and EBITDA of approximately $13.0 million and approximately $10.0 million, respectively, and deliver an unlevered return above our weighted average cost of capital”   15

 2018 10-K on Attendance   “Headwinds” disclosure repeatedNo disclosure of attendance issues in 4Q; specific disclosures related to attendance in 2018 vs. 2017 limited to:Impact of Tropical Storm Alberto, which struck in late May 2018Reduced attendance because of the now-completed ISM Raceway redevelopment project The planned-for non-occurrence of one event in 2018 that had occurred at an ISC-owned track in 2017The planned-for rescheduling of three races from 4Q to 3Q and associated movement of TV revenue into 3QAn unspecified “general decline in attendance”Also noted “increased admissions and attendance for the Rolex 24 At DAYTONA”  16

 Observations on Attendance “Headwinds” and Revenue   “Headwinds” disclosure and Motto’s statement concerning attendance is overstatedISCA shares traded at a VWAP of $42.11 per share throughout 2018 until the November 9 offer FY 2018 results show increased total revenues despite reduced attendance revenue, consistent with performance since 20134Q 2018 admissions revenue and income reductions versus 4Q 2017 are related to NASCAR’s schedule changes  17

 Observations on FY 2018 Revenue and Net Income  Reduction in 4Q 2018 revenue and net income was predictable, and not the surprise portrayed on the 3Q 2018 earnings callAlthough ISC reported 2018 GAAP-compliant net income of $225 million, or $5.22 per share, ISC has a practice of adjusting its net income calculations to account for certain non-annually recurring revenues or costsAs adjusted, ISC’s non-GAAP-compliant net income for FY 2018 was only $1.85 per share, or just 36% of the GAAP-compliant figureISC made different adjustments in different years, and adjustments in any year appear subjectiveDifferences between GAAP and non-GAAP-compliant net income figures are particularly acute for FY 2018  18

 Observations on Value and ISC Financial Prospects   Cash flows from revenue sources other than ticket sales are poised to increase with completion and stabilization of development projectsSharp reduction in future capital expenditures to develop revenue sources other than attendance will increase future earningsWith $95-$115 million projected CapEx Plan spending in 2019, and $304 million of the $500 million total already spent, CapEx Plan spending is subject to further sharp reductions in 2020 and 2021 In 2018, the Company reported that it had $269 million in cash vs. $256 million in debt, culminating an historical trend of debt reduction and increases of cash-on-hand  19

 Comparable Transactions Analysis   Based on M&A transactions announced from January 1, 2014 to present in which the acquirer had an existing stake in the target of greater than 40%, the median and average 30-day premiums paid to acquire the remaining interest were 21% and 30%, respectively. Target companies included in the analysis had business enterprise values ranging from $500 million to $10 billion. (Source: FactSet)On October 9, 2018, 30 days before NASCAR’s offer, ISCA shares closed at $36.93 per share. With 21% and 30% premia applied, a range of prices of $44.69 to $48.00 per ISCA share results.  20

 Comparable Transactions Analysis (cont’d)   The closing price of ISCA shares 30-days preceding NASCAR’s offer, which falls after the October 4 3Q earnings call and before NASCAR’s November 9 offer, is artificially lowPrices above $42 per ISCA share result when using other indicative stock pricesDuring 2018, ISC repurchased shares for an average of $38.01 per ISCA share Implied prices when applying 21% and 30% premia, $45.99 to $49.41 per ISCA shareCompany presumably re-purchased shares because the market undervalued themOn October 3, 2018, closing price of ISCA shares was $42.26 Implied prices when applying 21% and 30% premia, $51.13 to $54.93 per ISCA share  21

 Comparable Transactions Analysis Data (1 of 2)    22

 Comparable Transactions Analysis Data (2 of 2)     23

 Comparable Companies Analysis  Out of the 7 racing bodies that ISC identifies as its competitors in SEC filings, none are publicly held companiesISC states that it competes against entertainment providers who provide in-person experiences at live venues, competing for consumers’ discretionary incomeCedar Fair, Six Flags Entertainment, Churchill Downs and Speedway Motorsports all meet that general market definition, are publicly and actively traded, have comparable EBITDA margins, and market capitalizations between $600 million and $5.5 billion  24

 Comparable Companies Analysis (cont’d)  Using the median trading multiple for these companies, a preliminary comparable company valuation yields implied values for ISCA shares between $54 and $66 per share  25  As of February 7, 2019                  (millions, except per share data)                                           EV/Revenue           EV/EBITDA             2018A     2019E     2018A     2019E  Operating Figure     $ 675      $ 695      $ 205      $ 240    Trading Multiple - Median    4.0x    3.4x    11.7x    11.9x  Business Enterprise Value    2,681    2,352    2,405    2,866   Less: Interest Bearing Debt    (256)    (256)    (256)    (256)   Add: Cash    269    269    269    269  Fair Value of Equity (minority basis)    2,694    2,365    2,418    2,879  Shares Outstanding    43.4    43.4    43.4    43.4  Fair Value per Share (minority basis)     $ 62      $ 54      $ 56      $ 66

 Comparable Companies Analysis (cont’d)  Using the average trading multiple for these companies, a preliminary comparable company valuation yields implied values for ISCA shares between $53 and $61 per share  26  As of February 7, 2019                  (millions, except per share data)                                           EV/Revenue           EV/EBITDA             2018A     2019E     2018A     2019E  Operating Figure     $ 675      $ 695      $ 205      $ 240    Trading Multiple - Average    3.7x    3.3x    11.6x    11.1x  Business Enterprise Value    2,498    2,293    2,378    2,664   Less: Interest Bearing Debt    (256)    (256)    (256)    (256)   Add: Cash    269    269    269    269  Fair Value of Equity (minority basis)    2,511    2,306    2,391    2,677  Shares Outstanding    43.4    43.4    43.4    43.4  Fair Value per Share (minority basis)     $ 57      $ 53      $ 55      $ 61

 Comparable Companies Analysis Data    27

 Indicative Values Relative to Offer Price  28